Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Analyst Day Presentation: Vivid Seats (Nasdaq: SEAT) September 8, 2021

Disclaimer

This confidential presentation (the "presentation") is being delivered to you by Vivid Seats Inc. (the "Company" or "Vivid Seats") an indirect parent of Vivid Seats L.L.C. and contains information related to the proposed business combination of Vivid Seats with Horizon Acquisition Corporation (the "Transaction"). Any reproduction or distribution of this presentation, in whole or in part, without the prior consent of Vivid Seats is prohibited. This presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

No Representations and Warranties

This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Vivid Seats. The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Horizon or Vivid Seats or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between Horizon and Vivid Seats and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that certain of the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Horizon Acquisition Corporation ("Horizon") and Vivid Seats disclaim any duty to update the information contained in this presentation.

Forward-Looking Statements

Certain statements made in this presentation are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the transaction between Vivid Seats and Horizon and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Vivid Seats and the markets in which it operates, and the Company's projected future results. These forward-looking statements generally are identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "targets", "may," "will," "should," "would," "will be," "will continue," "will likely result," "future," "propose," "strategy," "opportunity" and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats' or Horizon's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by Horizon's public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of Horizon's securities; the inability of the business combination to be completed by Horizon's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Horizon; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vivid Seats' shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Vivid Seats' ability to manage growth; Vivid Seats' ability to execute its business plan and meet its projections; potential disruption in Vivid Seats' employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vivid Seats or Horizon, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the live events industry in the markets in which Vivid Seats operates; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under "Risk Factors" therein, and in Horizon's other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats and Horizon assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Vivid Seats nor Horizon gives any assurance that either Vivid Seats or Horizon will achieve its expectations.

Industry and Market Data

In this presentation, Horizon and Vivid Seats rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Vivid Seats competes and other industry data. Any comparison of Vivid Seats to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Vivid Seats. Vivid Seats obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Vivid Seats believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Vivid Seats nor Horizon has independently verified the information provided by the third-party sources.

Trademarks

This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Horizon and Vivid Seats will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

vividseats

Disclaimer (continued)

Financial and Other Information

This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin., Contribution Margin These non-GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Vivid Seats believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Vivid Seats. Vivid Seats' management uses forward-looking non-GAAP measures to evaluate Vivid Seats' projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Vivid Seats' financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Vivid Seats' non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Use of Projections

This presentation also contains certain financial forecasts, including projected revenue, projected marketplace GOV and projected Adjusted EBITDA. Neither Horizon's nor Vivid Seats' independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Horizon's or Vivid Seats' control. While all financial projections, estimates and targets are necessarily speculative, Horizon and Vivid Seats believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon will merge with and into Vivid Seats Inc., which will be the surviving entity and the going-forward public company and has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ACQUISITION CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon's members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon's filings with the SEC, including Horizon's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 10, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

vividseats

01 Transaction & Sponsor Summary 02 Company Overview 03 Product & Technology Review 04 Brand & Marketing Overview 05 Financials 06 Q&A

Sponsor & Transaction Summary

Vivid Seats • Horizon Acquisition Corporation Investment Highlights Todd L. Boehly CEO, CFO and Director - Horizon Acquisition Corp . • Co - Founder, Chairman and CEO of Eldridge - Eldridge has over $40 billion (1) in assets across multiple sectors, including media and entertainment and consumer - oriented businesses • Former President of Guggenheim Partners and founded credit business at Guggenheim • Track record of building, operating and investing in private and public businesses in a variety of market sectors, including strategic focus on sports and media (1) As of December 2020 Rule of 40: Growth & Profitability Strong Market Share Momentum Significant Industry Rebound Strategic M&A & Partnership Opportunities Key Investment Highlights for Horizon Select Investments Unique Competitive Advantages Aligned Shareholders & Strong Balance Sheet Talented Management Team 6

Vivid Seats • Transaction Summary Opportunity • Vivid Seats is a scaled, growing and highly profitable secondary ticketing marketplace • $39 billion growing ticketing industry (1) serving the sports and entertainment markets • Well - positioned for both significant immediate growth in post - pandemic recovery and above - market long term growth • Strategic Sponsor and aligned shareholders with strong pro forma balance sheet Capital Structure Leadership • Vivid Seats shareholders rolling 100% of their equity • All net proceeds used to optimize capital structure; significantly deleveraged pro forma balance sheet post business combination • $544 million of cash in trust (including $155 million committed by Sponsor and full redemption backstop) plus $225mm PIPE (including Sponsor commitment) • Sponsor promote taken in the form of warrants with $10 and $15 strike prices Valuation • Enterprise value of ~$2.0 billion - Implied EV / 2019A Adjusted EBITDA of 16.4x - Implied EV / 2022E Adjusted EBITDA of 17.7x • Attractive valuation versus other digital marketplaces and ticketing peers Stan Chia CEO Vivid Seats Lawrence Fey CFO Vivid Seats Todd L. Boehly CEO, CFO, Director Horizon 7 (1) Based on a 2017 report prepared for us by a third - party consulting firm, internal estimates derived from figures disclosed to us under confidentiality agreements, and publicly available information

Vivid Seats • Investment Highlights Two - Sided Marketplace With Powerful Network Efficiencies 12+ Million Cumulative VS Customers 3,400+ Sellers (2019) Leading Player In Large Market Poised For Significant Recovery $39bn TAM (2019) 2 Outpacing Market Growth with Efficient Customer Acquisition Model 2.5 Million New Customers in 2019 2,500+ SkyBox Sellers 3 Strong Profitability and Cash Flow with Lean Cost Structure 25% Adjusted EBITDA Margin (2019) Low capex and negative working capital 4 8 1

Illustrative Transaction Overview

($million)

Sources & Uses

Sources	Amount	%
SPAC Cash[1] ($155m Held by Sponsor)	$544	28%
PIPE (incl. Sponsor Co-investment)	225	12%
Equity Rollover	1,182	61%
Total Sources	**$1,951**	**100%**

Uses	Amount	%
Cash to Seller	$ -	0%
Cash to Pay Down Debt	675	35%
Equity Rollover	1,182	61%
First Lien Breakage Costs	33	2%
Transaction Fees & Expenses	61	3%
Total Uses	**$1,951**	**100%**

Pro Forma Valuation

PF Shares Outstanding[2]	195.1
Share Price	$10.00
PF Equity Value	**$1,951**
(+) PF Net Debt / (Cash)	(0)
PF Enterprise Value	**$1,951**
PF EV / 2022E Revenue	***4.3x***
PF EV / 2022E EBITDA	***17.7x***
PF Net Debt / 2022E EBITDA	***0.0x***

Pro Forma Ownership Split



Horizon Public Shareholders 20%
Existing Shareholders 61%
PIPE 12%
Sponsor Investment (3) 8%

Founder shares (13.6 million) converted into warrants | 17.0 million struck at $10.00 and 17.0 million struck at $15.00; with an additional 6.0 million issued to selling shareholders at same ratio[4]

Note: Assumes no redemptions from SPAC investors; all potential redemptions backstopped via an affiliate of the Sponsor. Excludes impact of 13.0m warrants held by public and 11.7m warrants held by the Sponsor (includes 5.2m pursuant to IPO investment) struck at $11.50. Also excludes two tranches of 17.0m warrants each held by the Sponsor struck at $10.00 and $15.00 with a ten year term, respectively, and 6.0m warrants issued to the selling shareholders, which will be struck ratably at $10.00 and $15.00, respectively

(1) Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual interest earned in the trust

(2) Includes 118.2m Vivid Seats rollover shares, 22.5m PIPE shares (including Sponsor co-investment), 15.6m Sponsor Shares (15.5m shares held by Sponsor in Horizon Acquisition Corp. and 50k shares issued to Sponsor pursuant to the warrant exchange), and 38.9m SPAC shares (excluding 15.6m held by Sponsor)

(3) Includes 15.5m shares held by Sponsor in Horizon Acquisition Corp. and 50k shares issued to Sponsor pursuant to the warrant exchange

(4) All founder shares will be exchanged into new warrants and a nominal number of shares in order to ensure a tax-free exchange. Existing shareholders will be issued 6.0m warrants in Hoya Intermediate, LLC (the operating company), which will be struck ratably at $10.00 and $15.00, respectively

Vivid Seats • 9

Vivid Seats • Vivid Seats • April 21, 2021 April 22, 2021 May 28, 2021 July 7, 2021 August 16, 2021 ~30 Days 10 Horizon Acquisition Corporation (NYSE: HZAC) and Vivid Seats entered into a Transaction Agreement Announcement that VS would become a public company by merging with Horizon Acquisition Corporation S - 4 filed Amended S - 4 filed Estimated proxy filing date after receipt of final SEC comments Shareholder vote, redemption and close ~30 days after proxy filing (estimated October) SPAC Timing Update Late September Amended S - 4 filed Amended S - 4 to be filed Week of Sept. 6th

Company Overview

Vivid Seats • Stan Chia CEO Lawrence Fey CFO Jon Wagner CTO Geoff Lester Chief Commercial Officer Riva Bakal SVP, Strategy & Product Sarah Doll Chief People Officer Today’s Presenters David Morris Dan Timm Tyra Neal General Counsel Chief Operating Officer Chief Marketing Officer 12 Senior Leadership Team Experienced Management Team Poised to Drive Continued Growth

Vivid Seats: Scaled, Growth and Profitable

Optimally positioned for the return of live events

Our Mission:

To be the market-leading ticketing marketplace and technology partner that powers the ticketing ecosystem

Our Business:

We are a scaled, growing, and highly profitable secondary ticketing marketplace serving the concert, sports & theater markets

- **Full-service provider handling all transaction elements and acting as a single point of contact for buyers and sellers**
- **State-of-the-art technology platform serving buyers and a leading ERP system for the seller community**
- **Compelling financial profile with consistent Gross Order Value and EBITDA growth**
- **Significant upside potential from multiple growth levers**
- **Demonstrated return to scale and profitability upon resumption of live events with Q2 2021 Adjusted EBITDA of $36 million**

Key Statistics[1]:

- 12+ million customers
- 17+ million tickets sold annually
- 3,400+ active sellers
- 200k+ unique events sold annually
- $2.3bn Marketplace GOV[2]
- $469mm Revenues
- $119mm Adjusted EBITDA[3]

(1) Represent 2019 metrics
(2) Marketplace GOV represents the total transactional amount of Marketplace segment orders placed on the Vivid Seats platform in a period, inclusive of fees, exclusive of taxes, and net of event cancellations.
(3) Adjusted EBITDA is not a measure defined under GAAP. Please see the appendix for a reconciliation of Net Income to Adjusted EBITDA.

Vivid Seats • 13

Vivid Seats • 14 Vivid Seats Is a Full - Service Marketplace… Sellers The picture can't be displayed. Free - to - use ERP system with direct integrations across all major marketplaces Skybox Marketplace available via app, desktop, and mweb Vivid Seats Marketplace Fans The picture can't be displayed. Distribution Partners The picture can't be displayed. Captive segments Broad consumer base Vivid Seats Infrastructure The picture can't be displayed. Direct integrations across all major marketplaces Vivid Seats Infrastructure The picture can't be displayed. Vivid Seats Infrastructure The picture can't be displayed. Vivid Seats Infrastructure The picture can't be displayed. The Vivid Seats Ecosystem

Vivid Seats • 200,000+ Unique Events Sold (1) Concerts (46% of 2019 Marketplace GOV) Theater (12% of 2019 Marketplace GOV) 17 million+ Tickets Sold Full spectrum of ticket choices from 50 - yard line seats at the Super Bowl to standing room only tickets at small concerts Sports (42% of 2019 Marketplace GOV) (1) Both metrics are based on 2019 data 15 …With a Broad Portfolio of Events

Vivid Seats • 16 Sellers Fans The picture can't be displayed. The picture can't be displayed. Fan Breakout: Diverse age range with millennials representing the largest segment; no notable gender skew Audience is ripe for broad brand messaging Audience Segments: The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. Concert - Goers Sports Fans Theater Enthusiasts 47% (Female) 53% (Male) Gender: Age: 10% 27% 21% 19% 14% 8% 18 - 24 Seller Breakout: Broad range from the casual opportunist who owns 10+ season tickets to large sophisticated brokers managing > $100 MM ticket value with huge positions Seller Composition: Key Motivators: 25 - 34 35 - 44 45 - 54 55 - 64 65+ Fragmented and diversified across: Size, Categories, and Geographies. Increase inventory turns/sell through Working capital cycle to fuel increased ROI positive investments Tools to simplify and allow seller to focus on trading The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. Our Multi - Sided Network: Fans and Sellers

Vivid Seats • 17 Benefits to Sellers Benefits to Buyers Relationship Management Full - Service Support Broad Distribution & Marketing Value - Added Technology Fair Pricing and Terms Dedicated seller account management with deep understanding of business needs The picture can't be displayed. Drive sell through via numerous channels, including core and distribution platforms The picture can't be displayed. The picture can't be displayed. Volume drives competitiveness on pricing and payment terms Power sellers’ business with technology tools and automation The picture can't be displayed. Support for marketplace and tech needs plus back - office fulfillment offering The picture can't be displayed. Two - Sided Value Proposition Drives Powerful Network Efficiencies Broad Inventory of Events Brand Trust & Confidence Exceptional Value Efficiency Customer Service Marketplace provides economic value + a frictionless shopping experience The picture can't be displayed. Wide selection of inventory across categories, geos, and genres creates a natural platform to transact 100% Buyer Guarantee creates peace of mind for consumers The picture can't be displayed. The picture can't be displayed. Competitive pricing + loyalty program rewards provide unparalleled value for consumers Award winning customer service with support across phone, email and chat channels Full - service marketplace connecting buyers and sellers The picture can't be displayed. The picture can't be displayed.

Vivid Seats • Supply Demand Artist Reliance on Touring Income Sports teams, venues and promoters desperate for the return of audiences + Consumer Spending on Live Events Increasing Pre - Pandemic Higher Disposable Income Post - pandemic + + Large and Growing Market (1) $23 $24 $25 $26 $27 $28 $7 $8 $9 $10 $11 $11 $29 $32 $34 $36 $38 $39 2014 2015 2016 2017 2018 2019 Primary Secondary $bn (1) Based on a 2017 report prepared for us by a third - party consulting firm, internal estimates derived from figures disclosed to us under confidentiality agreements, and publicly available information Consumers Craving Live Experiences 18 Supply / Demand Dynamics Create Favorable Market Backdrop…

...With Significant Pent-up Demand for Live Experiences

Elevated purchasing power after a period of record consumer savings


$tn
Cumulative U.S. Personal Savings Since Jan-19
$4.6
$2.7
$1.9 trillion of pent-up consumer demand
Jan-19
Jun-19
Nov-19
Apr-20
Sep-20
Feb-21
Actual
No Pandemic Scenario

*"Many expect the concert industry will eventually return to its lucrative pre-Covid era — former WME music exec **Marc Geiger said he predicts a "Roaring Twenties"** when shows return."*

90% of US fans likely to attend live music events post-COVID(1)

Performers Itching to Get Back on Tour


Planned Tours for Artists selling >500K Live Nation Tickets
26
25
26
0
15-20
~45
2017
2018
2019
2020
2021
2022

*Whenever tours do come back in full force, the live music industry will face another trouble: **a glut of artists all eager to hit the road at the same time.** Competition has already been fierce for dates and venue holds as the industry has repeatedly re-adjusted over the past year. (**One booker says some people are already seeking holds for 2023.**)*

Sources: Bureau of Economic Analysis, 2020 Live Nation Global Impact of COVID-19 on Live Events Benchmark Study; Company Estimates
(1) Live Music Event refers to audience likely to attend either concerts or music festivals when official deem it safe to do so

Vivid Seats • 19

Vivid Seats • Track Record of Growth Built on Innovation and Customer Service Founded in 2001, Vivid Seats scaled rapidly and is continuing to diversify its offering to drive sustained growth $ - $500 $1,000 $1,500 $2,000 $2,500 $3,000 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 C r eate d Paid Search Automation S y ste m $100mm in Annual GOV Built Out Dedicated Mobile Site $500MM in Annual GOV Laun c hed S k y B ox ERP Software Laun c hed iOS and A nd r oid Mobile Apps $1bn in Annual GOV $2bn in Annual GOV > $100 mm LTM EBITDA Platform Maturation Building Long - Term Customer Value Stan Chia Joined as CEO Rolled Out Mobile App v2.0 Launched Innovative Loyalty Program v1.0 Announced Partnership with Continued Growth Market Rebound Gross Order Value (1) ($M) (1) Gross order value represents the total transactional amount of marketplace orders placed on our platform in a period Launched Strategic Rebrand Deployed Web 2.0, Mobile App 3.0 and Loyalty 2.0 20 Announced Partnership with The picture can't be displayed.

Vivid Seats • (TM+ only) Growth Profitability Unique combination of growth, profitability and cash flow Well - positioned to exploit COVID - 19 dislocation and competitor M&A integration Freshly capitalized balance sheet and partnership with Horizon offers opportunity to accelerate momentum 21 Unique Value Proposition within Ticketing Ecosystem (1) (1) Based on internal Company estimates, publicly available information and historical publicly available information Circle size represents approximate GOV

Vivid Seats • Significant goodwill generated during pandemic amongst constituents • Provided customers option of cash refund or loyalty + charity upon event cancellations • Introduced differentiated ‘net payment’ model with sellers in March • First marketplace to normalize payment terms with pay on delivery +15 days rollout in November Market Sentiment Best in - class for both buyers and sellers • Proprietary paid search algorithms create unique engine for generating new customers • Customer experience focused on event discovery and conversion • A leading ERP for the seller community Leading Platform Ability to invest in brand and loyalty to drive sustained growth • Robust margins with flexible cost structure • Favorable event mix (~60% concerts & theater) relative to competitors • Flexibility to pursue opportunistic partnerships • Compelling free cash flow profile with low capex and negative working capital Financial Flexibility 22 Positioned to Benefit Disproportionately from the Market Rebound

Product and Technology Review

Vivid Seats • Search Data Conversion Metrics Transaction History Seller Metrics Seating Charts Customer Traffic Data Pricing Information User Data Event Listings Third Party Data Demand Supply Market Buyers Sellers • Billions of data points optimize customer acquisition • Reach customers throughout buying process • Share targeted and relevant content • Immediate access to buyers • Improved sell through • Ability to adjust pricing to market shifts • Comprehensive listings • Competitive prices • Customized recommendations drive discovery Platform & Algorithms Marketplace Benefits Raw Data 24 Data, Platform and Proprietary Algorithms Create Unique Value

Vivid Seats • Tech Stack Enables Rapid Scaling, Integration and Innovation 25 Modernized tech stack Integration capabilities Accelerated innovation Increased dev velocity Tech infrastructure: auto scaling Public company readiness The picture can't be displayed. The picture can't be displayed. The picture can't be displayed.

Vivid Seats • 26 Discovery Engagement Rewards Program Transactional Path Simplified Purchase Personalized recommendations & discovery experience Content across genres & categories to engage users The most generous loyalty program in ticketing drives repeat purchases Streamlined shopping experience Purchase and fulfillment in app App Provides a Holistic Engagement & Transactional Experience Native Apps on iOS and Android span all critical customer moments

Vivid Seats • 61 251 415 736 1,261 2015 2016 2017 2018 2019 App GOV has increased ~4x since 2017 and accounted for 40%+ of 2020 GOV (1) (1) Represents YTD GOV through February 2020 for owned properties Mobile App Transactions (000s) Tiered rewards system for every fan with in - app perks Auto - enrollment with app download Material increase in App traffic since v2.0 and loyalty launch App v3.0 launched in July 2021 27 The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. App Experience and Loyalty Program Increase Retention

Vivid Seats • Positioning our consumer experience + brand as demand returns 28 App 3.0 1 2 Web 2.0 Loyalty 2.0 Brand (re)Launch 3 4 iOS & Android mWeb & Desktop Several Major Consumer Facing Launches in 2021

Vivid Seats • 29 Discovery Engagement Rewards Program Transactional Path Simplified Purchase Personalized recommendations & discovery experience Content across genres & categories to engage users The most generous loyalty program in ticketing drives repeat purchases Streamlined shopping experience Purchase and fulfillment in app New Launches Cascade Across Consumer Experience A new foundation to drive engagement through discovery, loyalty and content

Vivid Seats • Cloud - based POS solution adopted by large share of seller base Rich feature set across key seller activities – inventory management, pricing, fulfillment, reporting and more Native integrations & listing toolsets provided to all sellers 3 rd party automation tools built around Skybox enhance value of platform Desktop experience with complementary iOS app 30 Helping sellers grow their business with Research dashboard The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. The picture can't be displayed. Recent innovation on Skybox: Optimize ecosystem supply chain with Instant Transfer The picture can't be displayed. The picture can't be displayed. Best - in - class Seller Technology with Skybox Platform Relationships + business - enabling tech positions Vivid Seats as marketplace of choice

Brand & Marketing Overview

Vivid Seats • Vivid Seats • 32 We believe everyone should experience it live. Our mission is singularly focused on connecting buyers and sellers to enable memorable experiences Experience It Live! 100% Buyer Guarantee and winner of multiple awards for best customer service Trust Scale and structural efficiency allow for competitive prices and ticketing’s most generous loyalty program Value Our partnerships with category leaders span multiple domains (e.g. ESPN, Rolling Stone) Authoritative Industry leading seller technology and management leads to unparalleled selection Selection Native apps across all devices with best proprietary technology on search, personalization, and discovery Innovation Community and charity programs rooted in bettering both the community and the industry Community Foundation Brand Tenets

Vivid Seats • The picture can't be displayed. 33 Aided Brand Awareness: <10% For Vivid Seats 75% 54% 33% 16% <10% Aided Brand Awareness Pre - Covid brand awareness metrics were also <10% (early 2020) Opportunity to craft a brand narrative which resonates with consumers and builds mindshare Aided brand awareness is low Source: YouGov July 2021 Brand Opportunity

Vivid Seats • 34 Visual Voice & Tone Speak to the fan in all of us Celebratory. Relatable. In - the - Know. mWeb Emails Corp Site Chat > The new brand shines across all consumer touch points We are bringing the passion and energy we have for live events to all fans

Vivid Seats • 35 • Free tickets for every fan • Every purchase counts: Collect 10 stamps, get Reward Credit to earn a free ticket • Unlock perks as you progress from Rising Star to Super Fan to Icon -- including partner perks (e.g. DraftKings), surprise upgrades and more • Birthday gifts for all levels Buzz & media pick up from launch: The picture can't be displayed. & Surprise & Delight at Lollapalooza After Party for Icon members Announced partner perk to offer DK Dollars to eligible reward members Launched in July 2021 with Partner Perks + Surprise Upgrade at Lollapalooza Our revamped loyalty program delivers even more value

Vivid Seats • 36 New brand visual + verbal identity in place • Capitalizes on the current desire for live events – passion, excitement and energy resonates with all fans • Safety and trust threaded through the visual and verbal identity: “informed” and “in - the - know” Brand Identity Product Experience prepared for brand investment • Unified engagement + transactional consumer experience to drive stickiness • Tech enabled for scaled volume Product Experience Loyalty program is a clear economic differentiator • Revamped program is the only one across the ticketing industry • Provides even more value: every purchase counts towards earning free tickets; and increased perks as fans progress through each of three levels Loyalty Program Ready to invest across channels in brand marketing

Financials

Vivid Seats • Connecting millions of buyers with thousands of sellers • $2.2 billion of 2019 Marketplace Gross Order Value (‘Marketplace GOV’) • 17 million tickets sold by 3,000+ sellers across 200,000+ unique events in 2019 Growth at Scale Established history of generating significant profitability • $119mm of 2019 Adjusted EBITDA (25% Adjusted EBITDA margin); $36mm of Q2 2021 Adjusted EBITDA (32% Adjusted EBITDA margin) • Economic model supported by powerful two - sided network effects Profitability Robust cash flow conversion • Low annual capex (<$10mm) and negative working capital • $183mm of Cash Flow from Operating Activities for the six months ended 6/30/21 Cash Flow 38 Vivid Seats Financial Highlights

Vivid Seats • 39 Marketplace $mm % Resale $mm % Revenue 403.6 100% Revenue 65.3 100% Less: Cost of Revenues (52.9) (13%) Less: Cost of Revenues (53.1) (81%) Gross Profit 350.8 87% Gross Profit 12.1 19% Less: Selling & Marketing (178.4) (44%) Less: Selling & Marketing 0.0 0% Contribution Margin 172.3 43% Contribution Margin 12.1 19% Our P&L (2019 Figures) • Marketplace segment generates robust margins and accounts for significant majority of Net Contribution

Vivid Seats • (1) Marketplace GOV represents the total transactional amount of Marketplace segment orders placed on the Vivid Seats platfor m i n a period, inclusive of fess, exclusive of taxes, and net of event cancellations. (2) Adjusted EBITDA is not a measure defined under GAAP. Please see the appendix for a reconciliation of Net Income to Adjust ed EBITDA. 25% 40 $119 - $80 $7 $110 $147 $189 2019 2020 2021E 2022E 2023E 2024E Adjusted EBITDA ($mm) (2) $469 $35 $168 $459 $525 $591 2019 2020 2021E 2022E 2023E 2024E Revenues ($mm) $2,280 $347 $781 $2,364 $2,728 $3,090 2019 2020 2021E 2022E 2023E 2024E Marketplace GOV ($mm) (1) Adj EBITDA margin NM 4% 24% 28% 32% Return to Pre - Pandemic GOV in 2022 & Steady Growth Thereafter Projections prepared during early Q1 2021

Key Metrics Underpinning the Forecast

Projections prepared during early Q1 2021

Marketplace Gross Order Value ($mm)[1]



$2,280
$347
$781
$2,364
$2,728
$3,090
2019
2020
2021
2022
2023
2024

Total Marketplace Orders (000s)[2]



7,185
1,066
2,401
7,292
8,366
9,422
2019
2020
2021
2022
2023
2024

Average Order Size (AOS)



$317
$326
$325
$324
$326
$328
2019
2020
2021
2022
2023
2024

Marketing & Loyalty Spend[3] ($mm)



$177
$3
$173
$41
$3
$38
$83
$8
$75
$219
$23
$196
$237
$26
$211
$252
$30
$222
2019
2020
2021
2022
2023
2024
Loyalty
Marketing

- Marketplace GOV and Total Marketplace Orders return to 2019 levels in 2022 with long-term double-digit growth
- Model conservatively assumes AOS remains flat throughout the forecast
- Increased investment in Marketing and Loyalty drives sustainable growth in Marketplace GOV and Total Marketplace Orders

(1) Marketplace GOV represents the total transactional amount of Marketplace segment orders placed on the Vivid Seats platform in a period, inclusive of fess, exclusive of taxes, and net of event cancellations.
(2) Total Marketplace orders represents the volume of Marketplace segment order placed on the Vivid Seats platform during a period, net of event cancellations occuring during the period.
(3) Loyalty spend appears on the FS&L as contra revenue

Vivid Seats • 41

Vivid Seats • $110 2022E Adjusted EBITDA Forecast Illustrative Adjusted EBITDA ($million) Illustrative Adj. EBITDA Impact of Potential Upside Levers $20 - $50 10 - 25% Industry Order Growth $15 - $45 5 - 15% Increase in AOS $35 - $70 5 - 10% Market Share Gain Marketing Efficiency $25 - $70 Structural Market Rebound 42 Multiple Drivers of Potential Upside Beyond the Forecast

Vivid Seats • ($million) (1) Marketplace GOV represents the total transactional amount of Marketplace segment orders placed on the Vivid Seats platfor m i n a period, inclusive of fess, exclusive of taxes, and net of event cancellations. (2) Adjusted EBITDA is not a measure defined under GAAP. Please see the appendix for a reconciliation of Net Income to Adjus ted EBITDA. 43 $7 $40 2021E 2021 six months ended 6/30/21 Adjusted EBITDA (2) $168 $140 2021E 2021 six months ended 6/30/21 Revenues $781 $810 2021E 2021 six months ended 6/30/21 Marketplace GOV (1) 2021 Outperformance Relative to Projections

Vivid Seats • $693mm of Marketplace GOV and 1.7mm Total Marketplace Orders • Meaningful ramp in Marketplace GOV and Total Marketplace Orders over the course of the quarter • Average Order Size (“AOS”) of $400+ driven by (1) pent - up demand and (2) onsales Marketplace GOV and Total Marketplace Orders $36 million of Q2 Adjusted EBITDA • 1H 2021 Adjusted EBITDA of $40mm versus 2021 full year Budget of $7mm • Investments in 2H21 to (1) rebuild teams and (2) launch brand efforts Adjusted EBITDA Strong cash flow resulting in zero net debt after combination • Significant rebuild of working capital float with rapid return of volume • Balance sheet flexibility will support continued innovation and growth Cash Flow and Net Debt 44 Q2 Financial Performance

Vivid Seats • 45 • Cash balance: $461mm as of 6/30/21 - Cash balance reflects quarterly interest payment and quarterly amortization payment • Net debt: Significantly deleveraged pro forma balance sheet post business combination - Result of rapid right sizing of cost structure during pandemic with continued investment to optimize performance upon the return of live events • Cash Flow: Strong cash flow conversion with low capex and negative working capital - Working Capital balance of - $377mm as of 6/30/21 versus - $239mm as of 3/31/21 - Increase in ‘seller float’ (collecting cash from buyers before remitting to sellers) as volume increased in Q2 2021 with Accounts Payable increasing from $101mm as of 3/31/21 to $238mm as of 6/30/21 - Accrued Expenses and other current liabilities increased from $257mm as of 3/31/21 to $315mm as of 6/30/21; partially offset by Accounts Receivable increase from $37mm as of 3/31/21 to $52mm as of 6/30/21 Balance Sheet and Cash Flow

Vivid Seats • EBITDA margin 34.0% 24.7% NM 30.0% 34.0% 33.9% NM NM 39.3% NM 15.6% 69.8% 14.4% 17.4% 18.1% 22.2% 22.0% 22.3% 29.9% 25.9% 32.1% 26.9% 11.4% 29.6% Source: Company information, Factset as of September 3, 2021 Notes: Financials calendarized to December year - end. Negative margins and 100%+ growth are considered not meaningful (“NM”) (1) Live Nation financials reflect the consolidated company (including non - ticketing sectors) Revenue YoY growth ’22E – ’23E EBITDA YoY growth ’22E – ’23E ’22E ’23E Median: 22.3% 24.0% 36.4% 2.8% 28.5% 25.9% 22.1% 7.9% 4.1% 33.3% 4.0% 8.4% 13.5% 28.0% 38.7% 9.3% 30.3% 28.5% 24.2% 14.1% 7.7% 35.1% 6.5% 8.7% 17.7% 2023 Median: 17.7% 2022 Median: 13.5% Vivid Seats Marketplaces Ticketing 42.4% 56.1% 27.4% 52.5% 50.5% 46.5% 44.0% 33.6% 67.2% 33.4% 20.1% 47.3% Revenue growth plus EBITDA margin (‘23E) Median: 46.5% Median: 33.9% (1) 46 Comparable Company Benchmarking

Vivid Seats • 17.7x 35.0x NM 42.3x 53.1x 66.4x NM NM 50.4x NM 20.6x 43.7x 13.3x 28.1x 25.6x 32.6x 39.6x 49.6x 68.5x 65.6x 36.2x 49.8x 17.8x 25.8x EV / EBITDA EV ($bn) EV / Revenue Vivid Seats Marketplaces Ticketing 4.5x 12.7x 2.8x 12.1x 13.8x 14.7x 12.5x 6.3x 16.8x 4.1x 1.7x 5.9x 3.9x 10.9x 2.4x 9.9x 11.3x 12.0x 9.6x 5.0x 12.7x 3.2x 1.6x 4.6x 2.1 (2) 70.8 18.7 1.7 47.4 5.4 33.1 12.9 105.2 22.2 1.7 17.4 2022 Median: 12.1x 2023 Median: 9.6x 2023 Median: 36.2x 2022 Median: 43.7x (1) ’22E ’23E ’22E ’23E 47 Comparable Company Benchmarking (continued) Source: Company information, Factset as of September 3, 2021 Notes: Financials calendarized to December year - end. Negative margins and 100%+ growth are considered not meaningful (“NM”) (1) Live Nation financials reflect the consolidated company (including non - ticketing sectors)

Q&A

Thank You!

Appendix

Vivid Seats • 51 GAAP Net Income to Adjusted EBITDA Reconciliation ($million) 2019 2020 2020 2021 2020 2021 Net (loss) income ($53.8) $2.6 ($662.1) $2.6 ($700.6) ($17.6) Interest expense 41.5 16.8 13.5 16.8 22.8 33.2 Depreciation and amortization 93.1 0.5 24.1 0.5 48.0 0.8 Sales tax liability 10.0 10.7 (0.4) 10.7 4.5 13.0 Transaction costs 8.9 3.9 - 3.9 0.4 7.4 Equity-based compensation 5.2 1.2 1.2 1.2 2.4 2.3 Senior management transaction costs 2.7 - - - - - Loss on extinguishment of debt 2.4 - 0.7 - 0.7 - Litigation, settlements and related costs 2.3 0.4 0.3 0.4 0.3 1.1 Change to annual bonus program 2.8 - - - - - Customer loyalty program stand-up costs 3.2 - - - - - Impairment charges - - 573.8 - 573.8 - Loss on asset disposals 1.0 - 0.2 - 0.2 - Severance related to COVID-19 - - 0.5 - 0.5 0.3 Adjusted EBITDA $119.2 $36.2 ($48.3) $36.2 ($47.1) $40.4 Six Months Ended June 30,Three Months Ended June 30, Years Ended December 31